Condensed Consolidated Interim Financial Statements

Prepared by Management

Third Quarter Report
Three Months and Nine Months Ended September 30, 2014 and 2013

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars)

		September 30,	December 31,
	Notes	2014	2013
ASSETS
Current assets
Cash and cash equivalents		$29,137	$35,004
Investments	4	817	1,463
Accounts receivable	5	29,945	23,749
Inventories	6	27,031	23,647
Prepaid expenses		2,606	3,341
Total current assets		89,536	87,204
Non-current deposits		1,103	1,186
Mineral properties, plant and equipment	8	263,897	278,533
Total assets		$354,536	$366,923

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$19,520	$17,221
Income taxes payable		3,176	3,259
Derivative liabilities	10	-	1,491
Revolving credit facility		27,000	33,000
Total current liabilities		49,696	54,971

Provision for reclamation and rehabilitation		6,681	6,652
Contingent liability		-	99
Deferred income tax liability		41,096	49,053
Total liabilities		97,473	110,775

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 101,535,514 shares (Dec 31, 2013 - 99,784,409 shares)	Page 4	365,815	358,408
Contributed surplus	Page 4	16,628	14,836
Accumulated comprehensive income (loss)	Page 4	(4,727)	(4,081)
Deficit		(120,653)	(113,015)
Total shareholders' equity		257,063	256,148
Total liabilities and shareholders' equity		$354,536	$366,923

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended		Nine Months Ended
		Sept 30,	Sept 30,	Sept 30,	Sept 30,
	Notes	2014	2013	2014	2013

Revenue		$40,477	$67,803	$148,251	$208,926

Cost of sales:
Direct production costs		28,840	35,739	90,909	117,372
Royalties		175	287	787	1,093
Share-based compensation	9 (a)	140	131	427	408
Depreciation and depletion		14,386	12,566	43,168	37,789
Write down of inventory to net realizable value	6	527	(2,668)	892	5,210
	14	44,068	46,055	136,183	161,872
Mine operating earnings (loss)		(3,591)	21,748	12,068	47,054
Expenses:
Exploration	11	4,900	1,854	9,874	11,022
Write off of exploration property	8	381	-	381	-
General and administrative	12	2,165	2,464	8,120	9,381
		7,446	4,318	18,375	20,403
Operating earnings (loss)		(11,037)	17,430	(6,307)	26,651
Mark-to-market loss/(gain) on derivative liabilities	10	-	679	1,434	(3,159)
Mark-to-market loss/(gain) on contingent liability		(126)	127	(99)	(7,772)
Finance costs		359	313	1,061	1,091
Other income (expense):
Foreign exchange		(1,353)	(1,191)	(1,165)	(2,230)
Investment and other income		27	1,247	294	3,596
		(1,326)	56	(871)	1,366

Earnings (loss) before income taxes		(12,596)	16,367	(9,574)	37,857
Income tax expense:
Current income tax expense (recovery)		(171)	2,729	6,021	8,928
Deferred income tax expense (recovery)		(1,039)	1,341	(7,957)	2,636
		(1,210)	4,070	(1,936)	11,564

Net earnings (loss) for the period		(11,386)	12,297	(7,638)	26,293

Other comprehensive income (loss), net of tax
Net change in fair value of available for sale investments	4	(722)	517	(646)	(3,412)

Comprehensive income (loss) for the period		$(12,108)	$12,814	$(8,284)	$22,881

Basic earnings (loss) per share based on net earnings		$(0.11)	$0.12	$(0.08)	$0.26
Diluted earnings (loss) per share based on net earnings	9 (c)	$(0.11)	$0.12	$(0.08)	$0.23

Basic weighted average number of shares outstanding		101,527,951	99,741,010	101,123,404	99,704,100
Diluted weighted average number of shares outstanding	9 (c)	101,527,951	100,637,952	101,123,404	101,617,107

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

					Accumulated
					other
		Number of	Share	Contributed	comprehensive		T otal
	Note	shares	Capital	Surplus	income (loss)	Deficit	Equity
December 31, 2012		99,541,522	$357,296	$12,828	$(5,331)	$(24,597)	$340,196

Exercise of options	9 (a)	133,000	698	(244)			454
Exercise of warrants	9 (b), 10	-	-	-			-
Share appreciation rights	9 (a)	66,488	234	(234)			-
Share-based compensation	9 (a)			2,825			2,825
Unrealized gain (loss) on available for sale assets	4				(1,238)		(1,238)
Realized gain (loss) on available for sale assets	4				(2,174)		(2,174)
Expiry and forfeiture of options				(1,047)		1,047	-
Net earnings for the period						26,293	26,293
September 30, 2013		99,741,010	358,228	14,128	(8,743)	2,743	366,356

Exercise of options	9 (a)	6,000	32	(11)			21
Exercise of warrants	9 (b), 10	37,399	148	-			148
Share-based compensation	9 (a)			719			719
Unrealized gain (loss) on available for sale assets	4				5,579		5,579
Realized gain (loss) on available for sale assets	4				(917)		(917)
Expiry and forfeiture of options							-
Loss for the period						(115,758)	(115,758)
December 31, 2013		99,784,409	358,408	14,836	(4,081)	(113,015)	256,148

Exercise of options	9 (a)	595,200	2,281	(829)			1,452
Exercise of warrants	9 (b), 10	1,155,905	5,126	(248)			4,878
Share-based compensation	9 (a)			2,869			2,869
Unrealized gain (loss) on available for sale assets	4				(646)		(646)
Loss for the period						(7,638)	(7,638)
September 30, 2014		101,535,514	$365,815	$16,628	$(4,727)	$(120,653)	$257,063

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars)

		Three Months Ended		Nine Months Ended
		Sept 30,	Sept 30,	Sept 30,	Sept 30,
	Notes	2014	2013	2014	2013

Operating activities
Net earnings (loss) for the period		$(11,386)	$12,297	$(7,638)	$26,293
Items not affecting cash:
Share-based compensation	9 (a)	937	886	2,869	2,825
Depreciation and depletion		14,471	12,648	43,402	38,024
Deferred income tax expense (recovery)		(1,039)	1,341	(7,957)	2,636
Unrealized foreign exchange loss (gain)		310	124	287	726
Mark-to-market loss (gain) on derivative liability	10	-	679	1,434	(3,159)
Mark-to-market loss (gain) on contingent liability		(126)	127	(99)	(7,772)
Finance costs		317	477	1,019	629
Write down of inventory to net realizable value	6	527	(2,668)	892	5,210
Write off of exploration property	8	381	-	381	-
Gain on sale of investments		-	-	-	(1,777)
Net changes in non-cash working capital	13	(6,908)	(3,881)	(6,589)	(12,389)
Cash from (used in) operating activities		(2,516)	22,030	28,001	51,246

Investing activites
Property, plant and equipment expenditures	8	(10,047)	(18,579)	(30,079)	(78,936)
Investment in short term investments		-	-	-	(130)
Proceeds from sale of short term investments		-	-	-	4,720
Change in long term deposits		(82)	(54)	(82)	(54)
Cash used in investing activities		(10,129)	(18,633)	(30,161)	(74,400)

Financing activities
Proceeds from (repayments of) revolving credit facility		(2,000)	-	(6,000)	30,000
Exercise of options and warrants	9 (a)(b)	305	-	3,405	454
Interest paid		(252)	(467)	(825)	(599)
Cash from (used in) financing activites		(1,947)	(467)	(3,420)	29,855

Effect of exchange rate change on cash and cash equivalents		(309)	(38)	(287)	(117)
Increase (decrease) in cash and cash equivalents		(14,592)	2,930	(5,580)	6,701
Cash and cash equivalents, beginning of period		44,038	22,309	35,004	18,617
Cash and cash equivalents, end of period		$29,137	$25,201	$29,137	$25,201

Supplementary cash flow information	13

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporation Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #301 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements.

The Board of Directors approved the condensed consolidated interim financial statements for issue on November 4, 2014.

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenues, income and expense. Actual results may differ from these estimates.

These condensed consolidated interim financial statements are presented in the Company’s functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., Endeavour Capital S.A. de C.V. SOFOM ENR, Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanacevi S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanacevi S.A. de C. V., Minas Bolanitos S. A. de C.V., Guanacevi Mining Services S.A. de C.V., Recursos Humanos Guanacevi S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina Spa, MXRT Holding Ltd., Compania Minera El Cubo S.A. de C.V., Minas Lupycal S.A. de C.V. and Metales Interamericanos S.A. de C.V. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2013, except as noted in Note 3(a).

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2013. In addition, the following accounting policy has been further defined for these condensed consolidated interim financial statements.

(a)	Changes in International Financial Reporting Standards (IFRS)

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IFRIC 21 Levies

In May 2013, the IASB issued IFRIC 21, Levies, which provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation. It also notes that levies do not arise from executor contracts or other contractual arrangements. The interpretation also confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. IFRIC 21 was applied retrospectively with no material impact on the consolidated financial statements.

(b)	Changes in IFRS Not Yet Adopted

New standards and amendments have been proposed; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements. The nature and impact of each new standard and amendment applicable to the Company are described below:

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments, as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in Other Comprehensive Income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers

On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13

Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

The Company intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

The Company has not early adopted any other standard, interpretation or amendment in the condensed consolidated interim financial statements that have been issued, but are not yet effective.

4.	INVESTMENTS

	September 30	December 31
	2014	2013
Investment in marketable securities, at cost	$5,544	$5,544
Unrealized gain (loss) on marketable securities	(4,200)	(3,772)
Unrealized foreign exchange gain (loss)	(527)	(309)
	$817	$1,463

The marketable securities are classified as Level 1 in the fair value hierarchy (see Note 15) and as available for sale financial assets. The fair values of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.

5.	ACCOUNTS RECEIVABLE

		September 30	December 31
	Note	2014	2013

Trade receivables		$10,651	$10,263
IVA receivables		13,234	12,717
Income taxes receivables		5,642	411
Due from related parties	7	190	248
Other receivables		228	110
		$29,945	$23,749

The trade receivables consist of receivables from provisional silver and gold sales from the Bolanitos and El Cubo mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy (see Note 15).

Endeavour Silver Corp.	Page - 7 -

6.	INVENTORIES

	September 30	December 31
	2014	2013

Warehouse inventory	$9,609	$10,522
Stockpile inventory (1)	7,400	8,530
Finished Goods inventory (2)(3)	8,851	1,023
Work in process inventory (3)	1,171	3,572
	$27,031	$23,647

(1)	The Company stockpiled 84,031 tonnes of mined ore as of September 30, 2014 (December 31, 2013 – 128,604 tonnes).
(2)

The Company held 557,294 silver ounces and 1,454 gold ounces in finished goods as at September 30, 2014 (December 31, 2013 – 51,000 and 198, respectively). These ounces are carried at the lesser of cost and net realizable value. As at September 30, 2014, the quoted market value of the silver ounces was $9,535 (December 31, 2013 - $995) and the quoted market value of the gold ounces was $1,769 (December 31, 2013 - $238).

(3)

The finished goods inventory balance at September 30, 2014 includes a write down to net realizable value of $527 for the finished goods inventory held by the El Cubo mine for the quarter and $892 for the year to date. The work in process inventory balances at December 31, 2013 includes a write down to net realizable value of $664 for work in process inventory held by the El Cubo mine.

7.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a related party company, with a director in common, and from time to time will incur third party costs on behalf of the related party on a full cost recovery basis. The Company has a $190 net receivable related to administration costs and other items outstanding as of September 30, 2014 (December 31, 2013 – $248).

The Company was charged $129 for the nine months ended September 30, 2014 for legal services from a legal firm in which the Company’s Corporate Secretary is a partner (September 30, 2013 - $106). The Company has a $10 payable related to legal costs outstanding as of September 30, 2014 (December 31, 2013- $8).

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

8.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	property	Plant	equipment	Building	office equipment	Total
Cost
Balance at December 31, 2012	$329,314	$51,885	$40,334	$6,721	$6,027	$434,281
Additions	38,761	35,034	11,675	1,977	1,218	88,665
Disposals	-	(16)	-	-	(114)	(130)

Balance at December 31, 2013	368,075	86,903	52,009	8,698	7,131	522,816
Additions	22,472	3,150	3,118	802	513	30,055
Write-off	(381)	-	-	-		(381)
Disposals		-	-	-	(27)	(27)

Balance at September 30, 2014	$390,166	$90,053	$55,127	$9,500	$7,617	$552,463

Accumulated amortization
Balance at December 31, 2012	$72,231	$11,459	$8,559	$1,014	$2,587	$95,850
Amortization	39,091	5,964	5,319	703	1,634	52,711
Impairment	81,743	14,072	-	-	-	95,815
Disposals	-	-	-	-	(93)	(93)

Balance at December 31, 2013	193,065	31,495	13,878	1,717	4,128	244,283
Amortization	33,631	4,391	4,632	570	1,086	44,310
Disposals	-	-	-	-	(27)	(27)

Balance at September 30, 2014	$226,696	$35,886	$18,510	$2,287	$5,187	$288,566

Net book value
At December 31, 2013	$175,010	$55,408	$38,131	$6,981	$3,003	$278,533
At September 30, 2014	$163,470	$54,167	$36,617	$7,213	$2,430	$263,897

As of September 30, 2014, the Company had $383 committed to capital equipment purchases.

In August 2011, the Company acquired the option to acquire a 51% interest in the Panuco exploration property, located in Durango, Mexico by paying a total of $145 over the first year of the agreement and completing $4,000 on exploration expenditures over four years. In August 2014, the Company decided to terminate the option agreement and wrote off $381 of deferred acquisition and land holding costs associated with this property.

Subsequent to period end, the Company entered into an agreement to acquire the La Bufa exploration property, which is adjacent to the Company’s Guadalupe y Calvo exploration property in Chihuahua, Mexico for 85,587 common shares and a $19 cash advance. Total consideration paid amounted to $393, which has been capitalized to mineral properties. The property is subject to a 2% net smelter return royalty on mineral production.

9.	SHARE CAPITAL

(a)	Purchase Options

Options to purchase common shares of the Company have been granted to directors, officers, employees and consultants pursuant to the Company’s current stock option plan approved by the Company’s shareholders in fiscal 2009 and ratified in 2012, at exercise prices determined by reference to the market value of the Company’s common shares on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.5% of the issued and outstanding shares at any time.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The following table summarizes the status of the Company’s stock option plan and change during the periods presented:

Expressed in Canadian dollars	Period Ended		Year Ended
	September 30, 2014		December 31, 2013
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of Shares	price	of Shares	price

Outstanding, beginning of period	5,695,550	$5.26	4,171,450	$5.87
Granted	1,925,000	$4.67	2,022,500	$4.12
Exercised (1)	(595,200)	$2.66	(259,000)	$3.56
Cancelled	(18,000)	$4.49	(239,400)	$8.20
Outstanding, end of period	7,007,350	$5.32	5,695,550	$5.26

Options exercisable at period-end	4,671,900	$5.73	4,307,550	$5.45

(1) There were nil options cancelled in exchange for share appreciation rights in the period ended September 30, 2014 (September 30, 2013 – 120,000 options priced at CAN $3.67 cancelled in exchange for 66,488 share appreciation rights).

The following tables summarize information about stock options outstanding at September 30, 2014:

	Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Sept. 30, 2014	(Number of Years)	Prices	Sept 30, 2014	Prices

$3.00 - $3.99	1,267,400	0.5	$3.56	1,267,400	$3.56
$4.00 - $4.99	3,814,300	4.1	$4.40	1,483,300	$4.26
$8.00 - $8.99	1,925,650	2.1	$8.31	1,921,200	$8.31
	7,007,350	2.9	$5.32	4,671,900	$5.73

During the nine month period ended September 30, 2014, the Company recognized share-based compensation expense of $2,869 (September 30, 2013 - $2,825) based on the fair value of the vested portion of options granted in the current and prior periods.

(b)	Warrants

The following table summarizes information about share purchase warrants outstanding at September 30, 2014:

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2013	Issued	Exercised	Expired	September 30, 2014
CAN $
$1.90	February 25, 2014	475,000	-	(475,000)	-	-
$1.51	February 25, 2014	25,292	-	(25,292)	-	-
$1.90	February 26, 2014	322,207	-	(322,207)	-	-
$2.05	February 26, 2014	374,468	-	(374,468)	-	-
		1,196,967	-	(1,196,967)	-	-

The warrants, with an expiry date of February 26, 2014, consisting of agents’ warrants issued for placing debentures and warrants issued on conversion of debentu~~res, were eligible to be exerc~~ise~~d “cashless” in which eve~~nt no payment of the exercise price is required and the holder receives the number of shares based upon the intrinsic value of the warrants over the five day trading average prior to exercise. For the period ended September 30, 2014, 85,525 warrants (September 30, 2013 – nil) were elected by the holders to be exercised “cashless” resulting in 44,463 shares (September 30, 2013 – nil) being issued.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

(c)	Diluted Earnings per Share

		Three Months ended
		Sept 30,	Sept 30,
	Note	2014	2013
Basic earnings (loss)		$(11,386)	$12,297
Effect of dilutive securities		-	-
Diluted earnings (loss)		$(11,386)	$12,297

Effect of anti-dilutive derivative liabilities:
Mark to market loss on warrant derivative liability		-	679
Adjusted earnings (loss)		$(11,386)	$12,976
Basic weighted average number of shares outstanding		101,527,951	99,741,010
Effect of dilutive securities:
Stock options		-	692,862
Share purchase warrants		-	204,080
Diluted weighted average number of share outstanding		101,527,951	100,637,952
Diluted earnings (loss) per share		$(0.11)	$0.12

		Nine Months ended
		Sept 30,	Sept 30,
	Note	2014	2013
Basic earnings (loss)		$(7,638)	$26,293
Effect of dilutive securities:
Mark to market (gain) on warrant derivative liability	10	-	(3,159)
Diluted earnings (loss)		$(7,638)	$23,134

Basic weighted average number of shares outstanding		101,123,404	99,704,100
Effect of dilutive securities:
Stock options		-	1,124,124
Share purchase warrants		-	224,142
Share purchase warrants with embedded derivative liabilities		-	564,741
Diluted weighted average number of share outstanding		101,123,404	101,617,107
Diluted earnings (loss) per share		$(0.08)	$0.23

For the three and nine month periods ended September 30, 2014, the effect of the dilutive securities was anti-dilutive, therefore, diluted earnings per share was equal to basic earnings per share.

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

10.	DERIVATIVE LIABILITIES

Warrants

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants had an exercise price denominated in a currency which is different from the functional currency of the Company (U.S. dollar), the warrants were treated as a financial liability. The Company’s share purchase warrants were classified and accounted for as a financial liability at fair value with changes in fair value recognized in net earnings. The warrant derivative liability was classified as level 2 in the fair value hierarchy (see Note 15). The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end, from the market with the greatest volume and level of activity. For the non-publicly traded warrants, the Company uses the Black-Scholes option pricing model to estimate the fair value of the Canadian dollar denominated warrants. All warrants outstanding as at December 31, 2013 were exercised during the period ended September 30, 2014.

Balance at December 31, 2012	$5,336
Exercise of financial liability	-
Mark to market loss (gain)	(3,159)
Balance at September 30, 2013	2,177
Exercise of financial liability	(95)
Mark to market loss (gain)	(591)
Balance at December 31, 2013	1,491
Exercise of financial liability	(2,925)
Mark to market loss (gain)	1,434
Balance at September 30, 2014	$-

Assumptions used in the Black-Scholes model to estimate the fair value of the warrant derivative liability:

	Period Ended	Year Ended
	Sept 30, 2014	Dec 31, 2013
Outstanding warrants	-	849,468
Weighted average fair value of warrants at period end	-	$1.75
Risk-free interest rate	-	0.88%
Expected dividend yield	-	0%
Expected stock price volatility	-	45%
Expected warrant life in years	-	0.2

Black-Scholes pricing models require the input of highly subjective assumptions. Volatility was estimated based on average daily volatility based on historical share price observations over the expected life of the warrants.

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

11.	EXPLORATION

	Three month ended		Nine months ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2014	2013	2014	2013

Depreciation and depletion	$30	$34	$97	$101
Share-based compensation	72	46	204	112
Salaries, wages and benefits	485	758	1,596	2,387
Direct costs	4,313	1,016	7,977	8,422
	$4,900	$1,854	$9,874	$11,022

12.	GENERAL AND ADMINISTRATIVE

	Three months ended		Nine months ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2014	2013	2014	2013

Depreciation and depletion	$55	$48	$137	$134
Share-based compensation	725	709	2,238	2,305
Salaries, wages and benefits	657	901	2,992	3,994
Direct costs	728	806	2,753	2,948
	$2,165	$2,464	$8,120	$9,381

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Nine Months Ended
	September 30	September 30
	2014	2013

Net changes in non-cash working capital
Accounts receivable	$(6,254)	$(8,162)
Inventories	(3,344)	3,680
Prepaid expenses	735	7,137
Due from related parties	58	(106)
Accounts payable and accrued liabilities	2,299	(12,454)
Income taxes payable	(83)	(2,484)
	$(6,589)	$(12,389)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	$829	$244
Fair value of shares issued under the share appreciation rights plan	-	234
Fair value of exercised agent warrants allocated to share capital	248	-

Other cash disbursements:
Income taxes paid	$9,997	$11,599

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

14.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executives (the chief operating decision makers) in assessing performance. The Company has three operating mining segments, Guanacevi, Bolanitos and El Cubo, which are located in Mexico as well as exploration and corporate segments. The exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

	As at September 30, 2014
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$2,035	$171	$10,490	$16,273	$168	$29,137
Investments	817	-	-	-	-	817
Accounts receivables	221	718	614	14,500	13,892	29,945
Inventories	-	-	14,429	8,808	3,794	27,031
Prepaid expenses	723	258	452	97	1,076	2,606
Non-current deposits	247	56	583	143	74	1,103
Mineral property, plant and equipment	257	3,319	28,515	39,625	192,181	263,897
Total assets	$4,300	$4,522	$55,083	$79,446	$211,185	$354,536

Accounts payable and accrued liabilities	$4,318	$2,997	$3,750	$3,613	$4,842	$19,520
Income taxes payable	(210)	-	2,725	675	(14)	3,176
Revolving credit facility	27,000	-	-	-	-	27,000
Provision for reclamation and rehabilitation	-	-	1,858	1,042	3,781	6,681
Deferred income tax liability	(137)	-	3,449	16,416	21,368	41,096
Total liabilities	$30,971	$2,997	$11,782	$21,746	$29,977	$97,473

	As at December 31, 2013
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$6,991	$143	$9,696	$13,880	$4,294	$35,004
Investments	1,463	-	-	-	-	1,463
Accounts receivables	374	78	3,204	9,807	10,286	23,749
Inventories	-	-	12,138	6,675	4,834	23,647
Prepaid expenses	1,562	242	517	220	800	3,341
Non-current deposits	331	56	582	143	74	1,186
Mineral property, plant and equipment	231	4,321	23,392	58,399	192,190	278,533
Total assets	$10,952	$4,840	$49,529	$89,124	$212,478	$366,923

Accounts payable and accrued liabilities	$4,931	$365	$4,219	$2,713	$4,993	$17,221
Income taxes payable	411	-	-	2,848	-	3,259
Derivative liabilities	1,491	-	-	-	-	1,491
Revolving credit facility	33,000	-	-	-	-	33,000
Provision for reclamation and rehabilitation	-	-	1,846	1,039	3,767	6,652
Contingent liability	99	-	-	-	-	99
Deferred income tax liability	172	-	2,090	20,372	26,419	49,053
Total liabilities	$40,104	$365	$8,155	$26,972	$35,179	$110,775

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Three months ended September 30, 2014
Silver revenue	$-	$-	$6,684	$11,160	$5,205	$23,049
Gold revenue	-	-	1,258	11,383	4,787	17,428
Total revenue	$-	$-	$7,942	$22,543	$9,992	$40,477
Salaries, wages and benefits:
mining	$-	$-	$2,002	$1,527	$2,414	$5,943
processing	-	-	643	282	431	1,356
administrative	-	-	986	946	1,044	2,976
stock based compensation	-	-	48	46	46	140
change in inventory	-	-	(2,253)	142	132	(1,979)
Total salaries, wages and benefits	-	-	1,426	2,943	4,067	8,436
Direct costs:
mining	-	-	3,507	3,720	2,823	10,050
processing	-	-	3,171	4,659	2,381	10,211
administrative	-	-	870	566	1,422	2,858
change in inventory	-	-	(3,039)	332	132	(2,575)
Total direct production costs	-	-	4,509	9,277	6,758	20,544
Depreciation and depletion:
depreciation and depletion	-	-	996	8,169	5,161	14,326
change in inventory	-	-	(508)	397	171	60
Total depreciation and depletion	-	-	488	8,566	5,332	14,386
Royalties	-	-	25	105	45	175
Write down of inventory to NRV	-	-	-	-	527	527
Total cost of sales	$-	$-	$6,448	$20,891	$16,729	$44,068
Earnings (loss) before taxes	$(4,105)	$(4,900)	$1,494	$1,652	$(6,737)	$(12,596)
Current income tax expense (recovery)	-	-	(958)	787	-	(171)
Deferred income tax expense (recovery)	-	-	961	(612)	(1,388)	(1,039)
Total income tax expense (recovery)	-	-	3	175	(1,388)	(1,210)
Net earnings (loss)	$(4,105)	$(4,900)	$1,491	$1,477	$(5,349)	$(11,386)

	Three months ended September 30, 2013
Silver revenue	$-	$-	$14,090	$18,241	$5,948	$38,279
Gold revenue	-	-	2,178	21,696	5,650	29,524
Total revenue	$-	$-	$16,268	$39,937	$11,598	$67,803
Salaries, wages and benefits:
mining	$-	$-	$1,812	$1,495	$2,495	$5,802
processing	-	-	605	443	600	1,648
administrative	-	-	923	1,233	704	2,860
stock based compensation	-	-	43	44	44	131
change in inventory	-	-	(208)	488	199	479
Total salaries, wages and benefits	-	-	3,175	3,703	4,042	10,920
Direct costs:
mining	-	-	3,733	4,963	2,334	11,030
processing	-	-	3,345	5,302	1,908	10,555
administrative	-	-	554	745	1,206	2,505
change in inventory	-	-	(605)	840	625	860
Total direct production costs	-	-	7,027	11,850	6,073	24,950
Depreciation and depletion:
depreciation and depletion	-	-	3,808	3,015	5,653	12,476
change in inventory	-	-	(192)	342	(60)	90
Total depreciation and depletion	-	-	3,616	3,357	5,593	12,566
Royalties	-	-	287	-	-	287
Write down of inventory to NRV	-	-	(3,359)	-	691	(2,668)
Total cost of sales	$-	$-	$10,746	$18,910	$16,399	$46,055

Earnings (loss) before taxes	$(3,527)	$(1,854)	$5,522	$21,027	$(4,801)	$16,367
Current income tax expense (recovery)	-	-	(339)	3,047	21	2,729
Deferred income tax expense (recovery)	-	-	1,754	2,041	(2,454)	1,341
Total income tax expense (recovery)	-	-	1,415	5,088	(2,433)	4,070

Net earnings (loss)	$(3,527)	$(1,854)	$4,107	$15,939	$(2,368)	$12,297

The Exploration segment included $92 for the three months ended September 30, 2014 (September 30, 2013 - $714) of costs incurred in Chile.

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Nine months ended September 30, 2014
Silver revenue	$-	$-	$41,091	$33,611	$15,526	$90,228
Gold revenue	-	-	5,921	36,358	15,744	58,023
Total revenue	$-	$-	$47,012	$69,969	$31,270	$148,251
Salaries, wages and benefits:
mining	$-	$-	$5,553	$4,257	$6,924	$16,734
processing	-	-	1,856	903	1,436	4,195
administrative	-	-	2,918	3,038	2,863	8,819
stock based compensation	-	-	143	142	142	427
change in inventory	-	-	(2,646)	193	(290)	(2,743)
Total salaries, wages and benefits	-	-	7,824	8,533	11,075	27,432
Direct costs:
mining	-	-	10,438	11,330	8,514	30,282
processing	-	-	9,911	13,512	6,482	29,905
administrative	-	-	2,236	1,860	2,925	7,021
change in inventory	-	-	(3,515)	710	(499)	(3,304)
Total direct production costs	-	-	19,070	27,412	17,422	63,904
Depreciation and depletion:
depreciation and depletion	-	-	4,281	23,174	15,619	43,074
change in inventory	-	-	(283)	120	257	94
Total depreciation and depletion	-	-	3,998	23,294	15,876	43,168
Royalties	-	-	311	328	148	787
Write down of inventory to NRV	-	-	-	-	892	892
Total cost of sales	$-	$-	$31,203	$59,567	$45,413	$136,183
Earnings (loss) before taxes	$(11,768)	$(9,874)	$15,809	$10,402	$(14,143)	$(9,574)
Current income tax expense	-	-	2,772	3,227	22	6,021
Deferred income tax expense (recovery)	-	-	1,034	(3,940)	(5,051)	(7,957)
Total income tax expense (recovery)	-	-	3,806	(713)	(5,029)	(1,936)
Net earnings (loss)	$(11,768)	$(9,874)	$12,003	$11,115	$(9,114)	$(7,638)

	Nine months ended September 30, 2013
Silver revenue	$-	$-	$43,454	$59,032	$18,515	$121,001
Gold revenue	-	-	5,790	65,264	16,871	87,925
Total revenue	$-	$-	$49,244	$124,296	$35,386	$208,926
Salaries, wages and benefits:
mining	$-	$-	$5,177	$5,044	$7,943	$18,164
processing	-	-	1,775	1,607	1,568	4,950
administrative	-	-	2,703	3,761	3,219	9,683
stock based compensation	-	-	136	136	136	408
change in inventory	-	-	(731)	2,646	67	1,982
Total salaries, wages and benefits	-	-	9,060	13,194	12,933	35,187
Direct costs:
mining	-	-	11,594	14,405	8,905	34,904
processing	-	-	9,403	17,454	5,779	32,636
administrative	-	-	2,335	2,616	3,454	8,405
change in inventory	-	-	(1,881)	7,207	1,322	6,648
Total direct production costs	-	-	21,451	41,682	19,460	82,593
Depreciation and depletion:
depreciation and depletion	-	-	11,018	8,823	16,087	35,928
change in inventory	-	-	(1,007)	2,536	332	1,861
Total depreciation and depletion	-	-	10,011	11,359	16,419	37,789
Royalties	-	-	1,093	-	-	1,093
Write down of inventory to NRV	-	-	1,039	-	4,171	5,210
Total cost of sales	$-	$-	$42,654	$66,235	$52,983	$161,872

Earnings (loss) before taxes	$1,825	$(11,022)	$6,590	$58,061	$(17,597)	$37,857
Current income tax expense	-	-	2,177	5,996	755	8,928
Deferred income tax expense (recovery)	-	-	2,482	4,641	(4,487)	2,636
Total income tax expense (recovery)	-	-	4,659	10,637	(3,732)	11,564
Net earnings (loss)	$1,825	$(11,022)	$1,931	$47,424	$(13,865)	$26,293

The Exploration segment included $372 for the nine months ended September 30, 2014 (September 30, 2013 - $1,788) of costs incurred in Chile.

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

15.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets and liabilities measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
As at September 30, 2014	$	$	$	$

Financial assets:
Available for sale securities	817	817	-	-
Trade receivables	10,651	10,651	-	-
Total financial assets	11,468	11,468	-	-

Financial liabilities:
Contingent liabilities	-	-	-	-
Total financial liabilities	-	-	-	-

Fair values of financial assets and liabilities:

	As at September 30, 2014		As at December 31, 2013
	Carrying	Estimated Fair	Carrying	Estimated Fair
	value	value	value	value
	$	$	$	$

Financial assets:
Cash and cash equivalents	29,137	29,137	35,004	35,004
Available for sale securities	817	817	1,463	1,463
Trade receivables	10,651	10,651	10,263	10,263
Other receivables	19,294	19,294	13,486	13,486
Total financial assets	59,899	59,899	60,216	60,216

Financial liabilities:
Accounts payable and accrued liabilities	19,520	19,520	17,221	17,221
Revolving credit facility	27,000	27,000	33,000	33,000
Contingent liabilities	-	-	99	99
Derivative liabilities	-	-	1,491	1,491
Total financial liabilities	46,520	46,520	51,811	51,811

Disclosure of the valuation techniques to estimate the fair values of financial assets and liabilities are disclosed in the following notes:

•	Available for sale securities (see Note 4)
•	Trade receivables (see Note 5)
•	Derivative liabilities (see Note 10)

Endeavour Silver Corp.	Page - 17 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Nine months ended September 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Geoff Handley
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender
Godfrey Walton

OFFICERS	Bradford Cooke ~ Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Country Manager
Luis Castro ~ Vice-President, Exploration
Terrence Chandler ~ Vice-President, Corporate Development
Bernard Poznanski ~ Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

Endeavour Silver Corp.	Page - 18 -